SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No ☒

Announcement  |  Lisbon  |  06 December 2013

Qualified holding and long position — Morgan Stanley

Portugal Telecom, SGPS S.A. (“PT”) hereby informs that it was notified of the following regarding a qualified holding and long position of Morgan Stanley:

A) 2% threshold exceeded (28 November 2013)

This change is due to Morgan Stanley & Co. International plc and Morgan Stanley & Co. LLC increasing borrowed positions by 1,862,874 and 1,062,348 PT ordinary shares respectively, on 28 November 2013. As a result, Morgan Stanley now holds a qualified holding and long position corresponding to 2.02% of PT’s share capital and corresponding voting rights.  Additionally, PT was informed that this holding is as follows:

Holdings in PT ordinary shares:

•                      Morgan Stanley & Co. International plc: 7,279,921 ordinary shares representing 0.81% of the share capital and voting rights in PT ;

•                      Morgan Stanley & Co. LLC: 9,297,814 ordinary shares representing 1.04% of the share capital and voting rights in PT;

•                      Morgan Stanley Capital Services LLC: 784 ordinary shares representing 0.0001% of the share capital and voting rights in PT;

•                      Morgan Stanley Smith Barney LLC: 151,122 ordinary shares representing 0.02% of the share capital and voting rights in PT;

•                      MS Equity Financing Services (Luxembourg) S.a.r.l.: 499,977 ordinary shares representing 0.06% of the share capital and voting rights in PT.

Holdings in financial instruments:

•                      Morgan Stanley & Co. International plc: 875,225 ordinary shares via financial instruments, representing 0.10% of the share capital and voting rights in PT.

B) Position fell below 2% threshold (29 November 2013)

This change is due to Morgan Stanley & Co. International plc and Morgan Stanley & Co. LLC decreasing borrowed positions by 592,280 and 3,280,584 PT ordinary shares respectively, on 29 November 2013. As a result, Morgan Stanley now holds a position corresponding to 1.62% of PT’s share capital and corresponding voting rights.

Additionally, PT was informed that this position is as follows:

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Holdings in PT ordinary shares:

•                      Morgan Stanley & Co. International plc: 6,746,096 ordinary shares representing 0.75% of the share capital and voting rights in PT ;

•                      Morgan Stanley & Co. LLC: 6,115,308 ordinary shares representing 0.68% of the share capital and voting rights in PT;

•                     Morgan Stanley Capital Services LLC: 784 ordinary shares representing 0.0001% of the share capital and voting rights in PT;

•                      Morgan Stanley Smith Barney LLC: 151,122 ordinary shares representing 0.02% of the share capital and voting rights in PT;

•                      MS Equity Financing Services (Luxembourg) S.a.r.l.: 500,007 ordinary shares representing 0.06% of the share capital and voting rights in PT.

Holdings in financial instruments:

•                      Morgan Stanley & Co. International plc: 1,015,083 ordinary shares via financial instruments, representing 0.11% of the share capital and voting rights in PT.

PT was further informed that the parent company Morgan Stanley controls Morgan Stanley & Co. International plc, Morgan Stanley & Co. LLC, Morgan Stanley Capital Services LLC, MS Equity Financing Services (Luxembourg) S.a.r.l. and Morgan Stanley Smith Barney LLC, through the following chains of companies:

•                      Morgan Stanley & Co. International plc: Morgan Stanley International Holding Inc., Morgan Stanley International Limited, Morgan Stanley Group (Europe) and Morgan Stanley UK Group;

•                      Morgan Stanley & Co. LLC: Morgan Stanley Capital Management LLC and Morgan Stanley Domestic Holdings Inc;

•                      Morgan Stanley Capital Services LLC: Morgan Stanley Capital Management LLC and Morgan Stanley Domestic Holdings Inc;

•                      MS Equity Financing Services (Luxembourg) S.a.r.l.:  Morgan Stanley International Holdings Inc.

•                      Morgan Stanley Smith Barney LLC: Morgan Stanley Capital Management LLC, Morgan Stanley Domestic Holdings Inc, Morgan Stanley & Co. LLC, MS Alpha Holdings LLC, Morgan Stanley JV Holdings LLC and Morgan Stanley Smith Barney Holdings LLC.

This statement is pursuant to the terms and for the purposes of articles 17 of the Portuguese Securities Code and 2 and 2-A of the Portuguese Securities Commission Regulation no. 5/2008, following communications received from Morgan Stanley & Co. International plc, with registered office at 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2013

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.